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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 12b-25

NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER
                                                              0-14937

                                                             CUSIP NUMBER
                                                              693 437 303


(Check One):  X  Form 10-K  Form 20-F Form 11-K  Form 10-Q  Form N-SAR

For Period Ended:       December 31, 1995
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:__________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRATION INFORMATION

PMC INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

555 17th Street, 14th Floor
Address of Principal Executive Office (Street and Number)

Denver, Colorado  80202
City, State and Zip

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended December 31, 1995, the Company was involved in several restructuring transactions. The resulting impact on the Company's operations and reporting requirements have proved to be complex and time consuming. Consequently, the Company needs additional time to complete its Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      KENNETH S. PHILLIPS               (303)       292-1177
              (Name)                 (Area Code   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed if answer is no,
identify report(s).	[X] Yes	[  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?	[X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that losses for the year ended December 31, 1995 will be approximately $2,400,000 compared to $1,200,000 for the year ended
December 31, 1994. The Company has suffered non-recurring expenses of approximately $700,000 and accrued approximately $500,000 for settlement of an SEC investigation.



         PMC INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date  		March 29, 1996			    	By		Kenneth S. Phillips